SCHEDULE 13D

CUSIP No. 58509R104	Page 1 of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Jace Simmons

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58509R104	Page 2 of 5 Pages

(1)	Names of reporting persons Jace Simmons
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 4,000,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 4,000,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 12.29%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 58509R104	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Shares”), of Medytox Solutions, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Item 2.	Identity and Background

This Schedule 13D is being filed by Jace Simmons. The business address of Mr. Simmons is 400 South Australian Avenue, 8th Floor, West Palm Beach, Florida 33401.

Mr. Simmons is the Chief Financial Officer of the Issuer.

During the last five years, Mr. Simmons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Simmons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In consideration, in part, for Mr. Simmons and the Issuer entering into a new employment agreement, Mr. Simmons was issued 1,000,000 Shares and an aggregate 3,000,000 options to purchase a like number of Shares on October 1, 2012. In addition, the options were also issued in consideration, in part, for the cancellation on October 1, 2012 of an aggregate 200,000 options previously issued to Mr. Simmons.

Item 4.	Purpose of Transaction

Mr. Simmons acquired the Shares for investment purposes. Mr. Simmons may, from time to time, depending upon then market conditions and other factors deemed relevant by Mr. Simmons, acquire additional Shares or dispose of the Shares.

Mr. Simmons does not have any current plans or proposals which would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

SCHEDULE 13D

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(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those actions enumerated above.

Mr. Simmons will continue to evaluate the Issuer and its management and may, depending upon Mr. Simmons’ then evaluation, seek to formulate plans or proposals, which plans or proposals may result in any of the enumerated actions described above.

Item 5.	Interest in Securities of the Issuer

As of October 1, 2012, Mr. Simmons may be deemed to beneficially own 4,000,000 Shares (or approximately 12.29% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 1,000,000 Shares owned of record by Mr. Simmons, and (ii) 3,000,000 stock options owned of record by Mr. Simmons, to purchase a like number of Shares of Common Stock. Mr. Simmons may be deemed to have sole dispositive and voting power over the 4,000,000 Shares beneficially owned by Mr. Simmons, including the stock options.

The Issuer granted Mr. Simmons an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $2.50 per share through December 31, 2017; an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $5.00 per share through December 31, 2017; and an aggregate 1,000,000 stock options to purchase a like number of Shares of the Issuer’s Common Stock on October 1, 2012, exercisable at $10.00 per share through December 31, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 1, 2012, the Issuer entered into a new employment agreement with Mr. Simmons, pursuant to which the Shares and stock options, described in Item 5 above, were granted.

Item 7.	Materials to be Filed as Exhibits

Exhibit A—Employment Agreement, dated October 1, 2012, between Mr. Simmons and the Issuer (incorporated by reference from the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012).

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2013	/s/ Jace Simmons
Jace Simmons